SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Rayovac Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title and Class of Securities)

                                   755081 10 6
                                 (CUSIP Number)


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CUSIP No.    755081 10 6                           Page 2 of 6


(1)  Names of  Reporting  Person

          Thomas H. Lee Equity Fund III, L.P.

          S.S. or I.R.S.  Identification  Nos. of Above Person   04 3279871

(2)  Check the Appropriate Box if a Member of a Group

     (a)  ___.

     (b)  _X_.

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

         Massachusetts

Number of           (5)  Sole Voting Power -0-
Shares
Beneficially        (6)  Shared Voting Power  14,437,064
Owned by Each
Reporting           (7)  Sole Dispositive Power -0-
Person With
                    (8)  Shared Dispositive Power 14,437,064

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person - 14,437,064

(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares __________.

(11) Percent of Class Represented by Amount in Row 9 - 5.3%

(12) Type of Reporting Person

         PN

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CUSIP No.  755081 10 6                                 Page 3 of 6



Item 1(a). Name of Issuer:

         Rayovac Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

         601 Rayovac Drive
         Madison, WI  53711-2492

Item 2(a). Name of Person Filing:

         See Item (1) of the cover pages

Item 2(b). Address of Principal Business Office:

         c/o Thomas H. Lee Company
         75 State Street
         Boston, MA 02109

Item 2(c). Citizenship:

         See item (4) of cover pages

Item 2(d). Title of Class of Securities:

         Common Stock

Item 2(e). CUSIP Number:

         755081 10 6

Item 3.    Nature of Person Filing:

         Not applicable

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CUSIP No.  437608 10 2                                 Page 3 of 6


Item 4.    Ownership:

           (a) Amount Beneficially Owned:

               See item (9) of cover pages

           (b) Percent of Class:

               See Item (11) of cover pages

           (c) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                     See item (5) of cover pages
               (ii)  shared power to vote or to direct the vote:
                     See item (6) of cover pages
               (iii) sole power to dispose or to direct the disposition of:
                     See item (7) of cover pages
               (iv)  shared power to dispose or to direct the dispositon of:
                     See item (8) of cover pages


Item 5. Ownership of Five Percent or Less of Class:

          Not Applicable


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CUSIP No.  755081 10 6                                Page 4 of 6


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

Item 8. Identification and Classification of Members of the Group:

         Not applicable

Item 9. Notice of Dissolution of Group:

         Not applicable
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CUSIP No.  755081 10 6                              Page 5 of 6


Item 10. Certification:

         Not applicable.

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CUSIP No.  755081 10 6                                Page 6 of 6


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         THOMAS H. LEE EQUITY FUND III, L.P.

                         By: THL Equity Advisors III Limited Partnership, its General Partner

                         By:  THL Equity Trust III, its General Partner


                         By:  /s/Thomas H. Lee
                              Name:    Thomas H. Lee
                              Title:   Trustee